UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

FITBIT, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-37444	20-8920744
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

199 Fremont Street, 14th Floor
San Francisco, California	94105
(Address of Principal Executive Offices)	(Zip Code)
Ronald W. Kisling
Chief Financial Officer
(415) 513-1000
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2019

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report.

A copy of the Conflict Minerals Report of Fitbit, Inc. (“Fitbit”) for the reporting period January 1 to December 31, 2019 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available on Fitbit’s website at http://investor.fitbit.com/financials/sec-filings/.

Item 1.02	Exhibit.
Fitbit has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

SECTION 2 - EXHIBITS

Item 2.01	Exhibits.

Exhibit Number	Description of Document

1.01	Fitbit, Inc. Conflict Minerals Report for the reporting period January 1 to December 31, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FITBIT, INC.

Dated: June 1, 2020	By:	/s/ Ronald W. Kisling
	Name:	Ronald W. Kisling
	Title:	Chief Financial Officer